UNITED STATES
                                   SECURITIES AND EXCHANGE COMMISSION
                                               WASHINGTON, D.C. 20549


    DIVISION OF
CORPORATION FINANCE


                                                                            May
14, 2020

  Richard M. Brand, Esq.
  Cadwalader, Wickersham & Taft LLP
  200 Liberty Street
  New York, NY 10281

          Re:      Mack-Cali Realty Corporation
                   DFAN14A filed May 12, 2020 by Bow Street LLC et al. File No. 001-13274

  Dear Mr. Brand:

       We have reviewed the above-captioned filing, and have the following comments. Our comments may ask for additional information so that we may better understand the disclosure.

         Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances and/or do not believe an amendment is appropriate, please tell us why in a written response.

          After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments. Capitalized terms used but not defined herein have the same meaning ascribed to them in the filing.

  1. We note the following statements:

                "Lead Independent Director Alan Bernikow and Chief Executive Officer Michael
                DeMarco are unilaterally seeking to replace the four highly qualified, independent directors nominated by Bow Street and duly elected by shareholders less than a year ago" (emphasis added).

                "Mack-Cali's proposed replacement directors have been hand-picked by a subcommittee of the Board of Directors (the "Board") led by Mr. DeMarco and its
                two longest serving directors   Mr. Bernikow and Irvin Reid
both of whom have
                failed to provide proper oversight throughout their respective 16- and 26-year tenures" (emphasis added).

      In light of the apparent involvement of multiple independent directors and Ferguson Partners in the director selection process, please provide us with a factual basis for the claims above, or file corrective disclosure.
 Richard M. Brand, Esq.
May 14, 2020
Page 2

2. We note the following disclosure:

           "Furthermore, in 2019, Ferguson Partners began working directly with Ms. Jones and her spouse on an initiative to promote ethnic diversity on public company boards. It
           was in the context of this initiative   and this context only   that
Ms. Jones provided
           her spouse's name to Ferguson Partners."

    It has come to our attention that Ms. Jones on multiple occasions recommended to Ferguson
    Partners that her husband be considered as a candidate for the Mack-Cali board of directors, including as recently as March 5, 2020, without reference to the initiative referred to above or the existence of Ms. Jones's relationship with the candidate. Please clarify the above disclosure accordingly, or advise.


        We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact me at (202) 551-8094 with any questions.


                                                            Sincerely,

                                                            /s/ David M.
Plattner

                                                            David M. Plattner
                                                            Special Counsel
                                                            Office of Mergers
and Acquisitions